News Release
B2Gold Reports Strong Fourth Quarter and Full-Year 2017 Results;
2018 Outlook Provides for Very Strong Production Growth with Forecast Gold Production of
Between 910,000 and 950,000 Ounces

Vancouver, British Columbia--(Newsfile Corp. - March 15, 2018) - B2Gold Corp. (TSX: BTO) (NYSE AMERICAN: BTG) (NSX: B2G) ("B2Gold" or the "Company") is pleased to announce its operational and financial results for the fourth quarter and year-end December 31, 2017. The Company previously released its gold production and gold revenue results for the fourth quarter and full-year 2017, in addition to its production and cash cost guidance for 2018 (see news release dated 1/11/18). All dollar figures are in United States dollars unless otherwise indicated.

2017 Full-Year Highlights

•

Record annual consolidated gold production, for the ninth consecutive year, of 630,565 ounces of gold (including 79,243 ounces of pre-commercial production[1] from Fekola), exceeding the upper end of the revised guidance range (of 580,000 to 625,000 ounces) and well above the upper end of the original guidance range (of 545,000 to 595,000 ounces)

•	Annual consolidated gold revenue of $638.7 million (or an annual record of $739.5 million, including $100.9 million of pre-commercial production sales from Fekola)
•	Fekola Mine construction successfully completed in late September 2017, more than three months ahead of the original schedule
•	Fekola Mine achieved commercial production on November 30, 2017, one month ahead of the revised schedule and four months ahead of the original schedule
•	Fekola Mine gold production was 111,450 ounces in 2017 (including pre-commercial production), far surpassing the upper end of its original guidance range (of 45,000 to 55,000 ounces)
•	Fekola Mine achieves cash operating costs (see “Non-IFRS Measures”) of $277 per ounce and all-in sustaining costs (“AISC”) (see “Non-IFRS Measures”) of $419 per ounce (including pre- commercial results)
•	Masbate Mine achieves near-record annual gold production of 202,468 ounces and Otjikoto Mine achieves record annual gold production of 191,534 ounces
•	B2Gold’s full-year consolidated cash operating costs of $542 per ounce (including Fekola’s pre- commercial production results) were well below guidance of between $610 and $650 per ounce
•	B2Gold’s full-year consolidated AISC of $860 per ounce (including Fekola’s pre-commercial production results) were well below guidance of between $940 and $970 per ounce
•

Cash flow from operating activities (after non-cash working capital changes) of $155.0 million ($0.16 per share); additionally, sales of pre-commercial production from Fekola, which were included in investing activities rather than cash flow from operating activities, generated net proceeds of $73.4 million ($100.9 million of sales revenue net of related production costs of $27.5 million)

•	Strong cash position of $147.5 million at year-end
•	With the planned first full year of production from the Fekola Mine, the Company’s outlook for 2018 provides for dramatic production growth, with consolidated production expected to be between 910,000 and 950,000 ounces of gold; cash operating costs and AISC are expected to remain low and be between $505 and $550 per ounce and between $780 and $830 per ounce, respectively

______________________________
1 Basis of presentation: The Fekola Mine commenced operation on September 24, 2017, and reached commercial production on November 30, 2017. In accordance with the Company's accounting policy, revenues and costs related to ounces produced in the pre-commercial operating period up to November 30, 2017, were not recorded in the consolidated statement of operations but were capitalized and treated as part of the net cost of construction of the Fekola Mine.

•

Beginning in 2018, on average over the next three years, the Company is projecting per annum gold sales revenues of approximately $1.2 billion, cash flow from operations of close to $0.5 billion and a significant increase in free cash flow (operating cash flows less investing cash flows)

•	In 2018, B2Gold’s strategy will focus on organic growth through the expansion of its existing mines and further brownfields exploration and grassroots exploration

2017 Fourth-Quarter Highlights

•	Record quarterly consolidated gold production of 240,753 ounces (including 72,903 ounces of pre-commercial production from Fekola), 71% (or 100,102 ounces) greater than the same period in 2016
•	Consolidated gold revenue of $174.0 million (or a quarterly record of $274.9 million, including $100.9 million of pre-commercial production sales from Fekola)
•	Consolidated cash operating costs of $473 per ounce and AISC of $754 per ounce (including Fekola’s pre-commercial production results)

2017 Full Year and Fourth-Quarter Operational Results

For B2Gold, 2017 was an outstanding year of performance with the achievement of another record year of consolidated gold production (for the ninth straight year), and the successful construction and commissioning of its flagship Fekola Mine, in southwest Mali, which achieved commercial production on November 30, 2017, one month ahead of the revised schedule and four months ahead of the original schedule. With the large, low-cost Fekola Mine now in production, B2Gold is on target to achieve transformational growth in 2018. In 2018, with the planned first full year of production from the Fekola Mine, consolidated gold production is forecast to be between 910,000 and 950,000 ounces (see "2018 Production Outlook and Cost Guidance" section). This represents an increase in annual consolidated gold production of approximately 300,000 ounces in 2018 from 2017. The Company's forecast consolidated cash operating costs are expected to remain low in 2018 and be between $505 and $550 per ounce and AISC are expected to decrease by approximately 6% from 2017 and be between $780 and $830 per ounce.

The Fekola Mine is projected to be a large, low-cost producer. The resulting increase in production levels combined with low costs are expected to dramatically increase B2Gold's production, revenues, cash from operations and cash flow for many years, based on current assumptions (including a gold price assumption of $1,300 per ounce). On average over the next three years, beginning in 2018, the Company is projecting per annum gold sales revenues of approximately $1.2 billion, cash flow from operations of close to $0.5 billion and a significant increase in free cash flow (operating cash flows less investing cash flows).

For full-year 2017, consolidated gold production was an annual record of 630,565 ounces (including 79,243 ounces of pre-commercial production from Fekola), exceeding the upper end of its revised guidance range (of 580,000 to 625,000 ounces) and was well above the upper end of its original guidance range (of 545,000 to 595,000 ounces). Consolidated gold production for the year also increased by 15% (or 80,142 ounces) over 2016. B2Gold's record performance in 2017 reflected the early start-up and strong ramp-up performance of the new Fekola Mine and the continued, very strong operational performances of both the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia.

In the fourth quarter of 2017, consolidated gold production was a quarterly record of 240,753 ounces (including 72,903 ounces of pre-commercial production from Fekola), exceeding reforecast production by 5% (or 10,473 ounces) and significantly exceeding budget by 28% (or 52,141 ounces). Consolidated gold production for the quarter also increased by 71% (or 100,102 ounces) over the same quarter in 2016.

The Company's full-year 2017 consolidated cash operating costs of $542 per ounce (including Fekola's pre-commercial production results) came in well below the guidance range of between $610 and $650 per ounce, as a result of the Company's strong operating performance. In addition, the Company's full-year 2017 consolidated AISC of $860 per ounce (including Fekola's pre-commercial production results) also came in well below the guidance range of between $940 and $970 per ounce.

In the fourth quarter of 2017 (including Fekola's pre-commercial production results), consolidated cash operating costs were $473 per ounce (Q4 2016 — $546 per ounce) and AISC were $754 per ounce (Q4 2016 — $877 per ounce).

2017 Full Year and Fourth-Quarter Financial Results

The Fekola Mine commenced operation on September 24, 2017, and reached commercial production on November 30, 2017 (see "Operations, Fekola Gold Mine — Mali" section). In accordance with the Company's accounting policy, revenues and costs related to ounces produced in the pre-commercial operating period up to November 30, 2017, were not recorded in the consolidated statement of operations but were capitalized and treated as part of the net cost of construction of the Fekola Mine. Consistent with the exclusion of these pre-commercial production revenues and costs from the determination of net income for the period, the related net cash flows were not reflected as part of cash flow from operating activities in the Company's 2017 consolidated statement of cash flows (but instead were reflected in the investing activities section). For full-year 2017, the Fekola Mine produced a total of 111,450 ounces (from September 24 to December 31). A total of 84,000 ounces were sold in the fourth quarter of 2017, with the remaining 27,450 ounces being recorded in inventory at December 31, 2017. Of the ounces sold, 79,243 ounces related to pre-commercial production. Consequently, only 4,757 of the ounces sold (for revenue of $6.1 million) related to Fekola Mine commercial production and were recorded in the Company's 2017 consolidated statement of operations. Proceeds from the sale of the 79,243 pre-commercial production ounces totaled $100.9 million and together with related production costs of $27.5 million for a total net credit of $73.4 million were capitalized and offset against Fekola Mine construction costs.

For the full-year 2017, consolidated gold revenue was $638.7 million (or an annual record of $739.5 million, including $100.9 million of pre-commercial production sales from Fekola) on sales of 510,966 ounces (or an annual record of 590,209 ounces including 79,243 ounces of pre-commercial production sales from Fekola) at an average price of $1,250 per ounce compared to $683.3 million on sales of 548,281 ounces at an average price of $1,246 per ounce in 2016.

Consolidated gold revenue in the fourth quarter of 2017 was $174.0 million (or a quarterly record of $274.9 million including $100.9 million of pre-commercial production sales from Fekola) on sales of 137,695 ounces (or a quarterly record of 216,938 ounces, including 79,243 ounces of pre-commercial production sales from Fekola) at an average price of $1,264 per ounce compared to $181.2 million on sales of 151,524 ounces at an average price of $1,196 per ounce in the fourth quarter of 2016.

Consolidated gold revenue for the fourth quarter and year ended December 31, 2017, included $15 million and $60 million, respectively, relating to the delivery of gold into the Company's Prepaid Sales contracts (accounted for as deferred revenue) entered into in March 2016. Proceeds from the Prepaid Sales transactions, used to fund a portion of the Fekola Mine construction rather than a potentially dilutive equity financing, were originally received in March 2016 and are being recognized in revenue as the underlying Prepaid Sales contracts are delivered into. During the fourth quarter and year ended December 31, 2017, 12,909 ounces and 51,633 ounces, respectively, were delivered under these contracts.

For the full-year 2017, cash flow from operating activities (after non-cash working capital changes) was $155.0 million ($0.16 per share) compared with $411.8 million ($0.44 per share) in 2016. In addition, sales of pre-commercial production from Fekola in the fourth quarter of 2017, which were included in investing activities rather than cash flow from operating activities, generated net proceeds of $73.4 million ($100.9 million of sales revenue net of related production costs of $27.5 million). Cash flow from operating activities for the year ended December 31, 2017, included a negative $39.7 million adjustment for changes in non-cash working capital (compared to a positive $2 million adjustment for changes in non-cash working capital in 2016), mainly relating to an increase in inventories at the Fekola Mine. Cash flow from operating activities for the year ended December 31, 2016, included $120 million of proceeds which were received from the Company's Prepaid Sales transactions in March 2016. In the fourth quarter of 2017, cash flow from operating activities was $25.6 million ($0.03 per share) compared with $82.3 million ($0.09 per share) in the fourth quarter of 2016.

For the year ended December 31, 2017, the Company recorded net income of $61.6 million ($0.06 per share) compared to net income of $38.6 million ($0.04 per share) for 2016. Adjusted net income (see "Non-IFRS Measures") was $51.8 million ($0.05 per share) for 2017 compared to $99.0 million ($0.11 per share) for 2016. As discussed above, for the year ended December 31, 2017, proceeds from the sales of pre-commercial production from Fekola ($100.9 million) and related production costs ($27.5 million), for a net amount of $73.4 million, were netted against Fekola Mine construction costs and not recorded as part of net income.

For the fourth quarter of 2017, the Company recorded net income of $34.5 million ($0.03 per share) compared to net income of $8.1 million ($0.01 per share) in the fourth quarter of 2016. Adjusted net income was $5.7 million ($0.01 per share) in the fourth quarter of 2017 compared to $2.5 million ($0.00 per share) in the fourth quarter of 2016. As discussed above, for the year ended December 31, 2017, proceeds from the sales of pre-commercial production from Fekola ($100.9 million) and related production costs ($27.5 million), for a net amount of $73.4 million, were netted against Fekola Mine construction costs and not recorded as part of net income.

Liquidity and Capital Resources

At December 31, 2017, the Company had cash and cash equivalents of $147.5 million compared to cash and cash equivalents of $144.7 million at December 31, 2016. The Company had a working capital deficit at December 31, 2017 of $98.7 million compared to a working capital of $101.0 million at December 31, 2016. The working capital deficit resulted from the reclassification of the Company's convertible senior subordinated notes to current liabilities, as they are due on October 1, 2018.

In 2016, the Company made a strategic decision to fund the construction of the Fekola Mine without using any equity to fund part of the construction cost. With the successful and earlier than anticipated ramp-up of the Fekola Mine in 2017, the Company is well positioned to execute the second part of its debt funding strategy and has started to reduce its overall consolidated debt levels. This planned repayment of debt balances includes the anticipated repayment of the Company's $259 million convertible notes which mature on October 1, 2018, unless the notes are converted into shares prior to that date. While current convertible market conditions remain attractive, the Company has allowed the notes to fall under amounts due within one year on the basis that the Company projects that it will have sufficient liquidity from 2018 operating cash flows and existing credit facilities to repay the notes in full and maintain a strong cash position. This position mirrors the Company's current strategy to focus on developing its budgeted organic growth opportunities in the short to mid-term using a portion of its projected ongoing cash flow from existing operations, as well as its amended Revolving Credit Facility ("RCF") without the need for additional new external debt or equity financing.

At December 31, 2017, the Company had drawn down $350 million under the $500 million amended RCF, leaving an undrawn and available balance under the existing facility at that time of $150 million. Subsequently, the Company repaid $50 million under the amended RCF leaving an undrawn and available balance of $200 million. At December 31, 2017, the Company also had Euro 22 million ($26.4 million equivalent) of undrawn capacity on its Fekola equipment loan facility and $9.1 million of undrawn capacity on its Masbate equipment loan facility.

Operations

Mine-by-mine gold production in the fourth quarter and full-year 2017 was as follows:

Mine	Q4 2017 Gold Production (ounces) (1)	Full-year 2017 Gold Production (ounces) (1)	2017 Revised Annual Production Guidance (ounces) (1)	2017 Original Annual Production Guidance (ounces) (1)
Fekola	105,110 (2)	111,450 (2)	100,000 - 110,000	45,000 - 55,000
Masbate	53,419	202,468	180,000 - 185,000	175,000 - 185,000
Otjikoto	52,446	191,534	170,000 - 180,000	165,000 - 175,000
La Libertad	14,696	82,337	90,000 - 100,000	110,000 - 120,000
El Limon	15,082	42,776	40,000 - 50,000	50,000 - 60,000

B2Gold Consolidated	240,753 (2)	630,565 (2)	580,000 - 625,000	545,000 - 595,000

(1)	B2Gold's production results and guidance are presented on a 100% basis.
(2)	Fekola's fourth quarter and full-year 2017 gold production includes 72,903 ounces and 79,243 ounces, respectively, of gold produced during its pre-commercial production period.

Mine-by-mine cash operating costs and AISC per ounce in the fourth quarter and full-year 2017 were as follows:

Mine	Q4 2017 Cash Operating Costs ($ per ounce)	Full-year 2017 Cash Operating Costs ($ per ounce)	2017 Revised Annual Cash Operating Costs Guidance ($ per ounce)	2017 Original Annual Cash Operating Costs Guidance ($ per ounce)
Fekola	$277 (1)	$277 (1)	$580 - $620	$580 - $620
Masbate	$587	$543	$595 - $635	$690 - $730
Otjikoto	$490	$468	$480 - $520	$510 - $550
La Libertad	$1,094	$836	$795 - $835	$625 - $665
El Limon	$778	$954	$815 - $855	$655 - $695

B2Gold Consolidated	$473	$542	$610 - $650	$610 - $650

(1)	Includes Fekola's pre-commercial results.

Mine	Q4 2017 AISC ($ per ounce)	Full-year 2017 AISC ($ per ounce)	2017 Revised Annual AISC Guidance ($ per ounce)	2017 Original Annual AISC Guidance ($ per ounce)
Fekola	$419 (1)	$419 (1)	$700 - $730	$700 - $730
Masbate	$963	$843	$935 - $975	$1,020 - $1,050
Otjikoto	$606	$715	$725 - $765	$855 - $885
La Libertad	$1,504	$1,106	$1,075 - $1,115	$785 - $815
El Limon	$1,231	$1,469	$1,415 - $1,455	$1,065 - $1,095

B2Gold Consolidated	$754	$860	$940 - $970	$940 - $970

(1)	Includes Fekola's pre-commercial results.

Fekola Gold Mine — Mali

Fekola Mine	Fekola Pre-Commercial Production (September 24 to November 30)	Fekola Commercial Production (December)	Total 2017 (September 24 to December 31)
Operating and Financial Information (1):
Gold Production (ounces)	79,243	32,207	111,450
Gold Sold (ounces) (2)	79,243	4,757	84,000
Inventory at Dec 31, 2017
- In-circuit Inventory (ounces)		3,343	3,343
- Finished Gold Inventory (ounces)		24,107	24,107

Gold Sales Revenues (2) ($ in thousands)	100,864	6,064	106,928
Average realized selling price ($ per ounce)	1,273	1,275	1,273

Cash Operating Costs ($ per ounce)		311	277
AISC ($ per ounce)		446	419

(1)	Fekola Mine's operating and financial information are presented on a 100% basis.
(2)

During the pre-commercial production period, a total of 79,243 ounces of gold were sold resulting in pre- commercial production revenues of $100.9 million. Included in these sales are 42,243 ounces (related gold sales revenues of $53.3 million) that were physically sold in December but were produced during the pre-commercial production period.

On September 25, 2017, the Company announced that it had completed construction of the Fekola mill on budget and commenced ore processing at the Fekola Mine, more than three months ahead of the original schedule. The Fekola mill started processing ore on September 24, 2017, and the first gold pour at the Fekola Mine was achieved on October 7, 2017. On November 30, 2017, the Fekola Mine achieved commercial production, one month ahead of the revised schedule and four months ahead of the original schedule. Throughput ran above nameplate capacity during the 30-day test period (on average) with significantly better than expected plant availability, mill feed grades and recoveries.

Gold production from the Fekola Mine in 2017 was 111,450 ounces (including 79,243 ounces of pre-commercial production), far surpassing the upper end of its original guidance range (of 45,000 to 55,000 ounces) due to its early start-up and strong ramp-up performance. In the fourth quarter of 2017, the Fekola Mine produced 105,110 ounces of gold (including 72,903 ounces of pre-commercial production).

In the fourth quarter of 2017 (including Fekola's pre-commercial production results), Fekola's cash operating costs were $277 per ounce (compared to guidance of between $580 and $620 per ounce) and AISC were $419 per ounce (compared to guidance of between $700 and $730 per ounce). Both were significantly below guidance (by approximately 50%), attributable to Fekola's very strong ramp-up performance which resulted in much higher than budgeted gold production and lower than budgeted production costs.

Total capital expenditures for Fekola for the year ended December 31, 2017, totaled $222.4 million versus a total budget of $231.0 million. Cumulative expenditures on the Fekola Project, to date, are $596.8 million including $41.0 million of pre-construction expenditures compared with a total budget to date of $599.0 million. The final $15 million costs, related to the Fadougou village relocation, are expected to be incurred in 2018.

For 2018, the Fekola Mine is expected to produce between 400,000 and 410,000 ounces of gold (see "2018 Production Outlook and Cost Guidance" section), the first full year of production. Cash operating costs are expected to be between $345 and $390 per ounce, and AISC between $575 and $625 per ounce.

Based on the new life of mine ("LoM") plan (see news release dated 9/25/2017), the Fekola Mine is projected to produce approximately 400,000 ounces of gold annually for the first three years at cash operating costs of $357 per ounce and AISC of $604 per ounce. For the first seven years, the Fekola Mine is projected to produce approximately 374,000 ounces of gold annually with cash operating costs of $391 per ounce and AISC of $643 per ounce. Over the initial ten-year LoM, Fekola is projected to produce an average of 345,000 ounces per annum at cash operating costs of $428 per ounce and AISC of $664 per ounce.

The Fekola Shareholders' Agreement and the Share Purchase Agreement for the purchase of the additional 10% of Fekola have recently been finalized and signed by the relevant Malian government ministers and the Malian Council of Ministers. The agreements are now subject only to ratification by the Mali National Assembly which is expected at their next scheduled sitting in April 2018. Upon such ratification, the Company will transfer ownership of 20% of Fekola SA (the Company's indirect subsidiary which owns the mine) to the State of Mali (consisting of a 10% free carried non-participating interest plus an additional 10% participating interest purchased by the State of Mali). The first non-participating 10% of the State of Mali's ownership will entitle it to an annual priority dividend equivalent to 10% of calendar net income of Fekola SA. The second fully participating 10% of the State of Mali's interest will entitle it to ordinary dividends payable (on the same basis as any ordinary dividends declared and payable to the Company for its 80% interest).

Masbate Gold Mine — The Philippines

The Masbate Mine in the Philippines achieved another very strong year in 2017, producing 202,468 ounces of gold, the second-highest annual production ever for the mine (only slightly below its annual production record of 206,224 ounces of gold achieved in the prior year). Masbate's 2017 gold production exceeded the upper end of both its revised and original guidance ranges by 9% (or 17,468 ounces). The higher production was due to better than expected recoveries and grades, mainly driven by significantly higher than budgeted oxide ore tonnage from the Colorado Pit. The Masbate Mine also continued its outstanding safety performance, achieving over two years (810 days) without a Lost-Time-Injury at year-end. In the fourth quarter of 2017, the Masbate Mine produced 53,419 ounces of gold, significantly above both budgeted and reforecast production by 24% (or 10,498 ounces).

In July 2017, the Masbate operations were presented with the Philippine Department of Environment and Natural Resources' prestigious Saringaya Award for its contribution to environmental protection, conservation and management in the regions surrounding the Masbate Mine.

For the full-year 2017, Masbate's cash operating costs were $543 per ounce, well below the low end of its reduced guidance range (of between $595 and $635 per ounce), previously lowered by $95 per ounce in the second quarter of 2017. This was mainly the result of higher than expected production and lower than expected production costs (due to cost savings in most areas) and stockpile adjustments. In the fourth quarter of 2017, Masbate's cash operating costs were $587 per ounce (Q4 2016 — $547 per ounce).

Masbate's AISC for the year were $843 per ounce, significantly below the low end of its reduced guidance range (of between $935 and $975 per ounce), previously lowered by $85 per ounce in the second quarter of 2017. In the fourth quarter of 2017, Masbate's AISC were $963 per ounce (Q4 2016 — $788 per ounce).

Capital expenditures totaled $52.6 million in 2017, consisting mainly of mobile equipment costs of $27.5 million, pre-stripping costs of $8.9 million, powerhouse upgrade costs of $3.6 million and processing plant upgrades of $3.1 million. In the fourth quarter of 2017, capital expenditures totaled $16.1 million which included mobile equipment costs of $10.3 million and pre-stripping costs of $2.8 million.

For 2018, the Masbate Mine is expected to produce between 180,000 and 190,000 ounces of gold, primarily from the higher-grade Main Vein Pit, at cash operating costs of between $675 and $720 per ounce and AISC of between $875 and $925 per ounce (see "2018 Production Outlook and Cost Guidance" section).

A detailed capital cost estimate of $25.5 million was recently completed by Lycopodium, working with the Company's engineering team, for the expansion of the Masbate processing plant to 8 million tonnes per year ($23 million in 2018 and $2.5 million in 2019). The expansion primarily consists of adding a third ball mill and upgrading the existing crushing circuit. No addition to the mining fleet is required as the additional feed will come from the lower-grade material that is currently in the mine plan and scheduled to be stockpiled. When the expansion is on line (expected in early 2019), it is expected to keep Masbate's annual gold production near 200,000 ounces per year during the mining phase, and is expected to keep gold production above 100,000 ounces per year when the low-grade stockpiles are processed at the end of the project life.

Otjikoto Gold Mine — Namibia

The Otjikoto Mine in Namibia had a record year in 2017, producing an annual record of 191,534 ounces of gold which exceeded the upper end of its revised guidance range by 6% (or 11,534 ounces) and the top end of its original guidance range by 9% (or 16,534 ounces). Gold production was also 15% (or 25,249 ounces) higher versus 2016. Otjikoto's outperformance in 2017 was mainly the result of better than expected high-grade ore tonnage from the Wolfshag Phase 1 Pit and higher than expected mill throughput. In the fourth quarter of 2017, the Otjikoto Mine produced 52,446 ounces of gold, exceeding both budgeted and reforecast production by 10% (or 4,655 ounces).

For the full-year 2017, Otjikoto's cash operating costs were $468 per ounce, beating the low end of its revised guidance range (of between $480 and $520 per ounce), previously reduced by $30 per ounce in the second quarter of 2017. This was mainly the result of higher production and lower production costs (due to effective cost management throughout the year through supply contract review and renegotiation, and design changes to pit phases to reduce waste tonnage mined). In the fourth quarter of 2017, Otjikoto's cash operating costs were $490 per ounce (Q4 2016 — $367 per ounce).

Otjikoto's AISC for the year were $715 per ounce, also beating the low end of its revised guidance range (of between $725 and $765 per ounce), previously reduced by $130 per ounce in the second quarter of 2017. The lower AISC reflect the reduction in cash operating costs noted above as well as lower than planned sustaining capital expenditures (pre-stripping costs were $9.8 million lower than budget due to lower mining costs and lower than expected strip ratios). In the fourth quarter of 2017, Otjikoto's AISC were $606 per ounce (Q4 2016 — $587 per ounce).

Capital expenditures totaled $41.2 million in 2017 and included mobile equipment purchases of $12.2 million, pre-stripping costs of $11.4 million, $6.6 million for capitalized equipment rebuilds and $4.9 million for installation of a solar power plant. Capital expenditures in the fourth quarter of 2017 totaled $5.1 million and included $1.9 million for pre-stripping costs and $0.4 million for mobile equipment costs.

For 2018, the Otjikoto Mine is expected to produce between 160,000 and 170,000 ounces of gold, primarily from the Otjikoto Pit, at cash operating costs of between $480 and $525 per ounce and AISC of between $700 and $750 per ounce (see "2018 Production Outlook and Cost Guidance" section).

Geotechnical, hydrogeological and design studies for Wolfshag have been completed, based on an updated resource model, resulting in a larger open pit than previously reported. Updated Wolfshag mineral reserves and resources will be reported in the Company's 2018 Annual Information Form which is scheduled to be filed by March 29, 2018. In addition, the Wolfshag mineral resource remains open down-plunge and may be exploitable in the future by underground mining.

La Libertad Gold Mine — Nicaragua

For the full-year 2017, La Libertad Mine in Nicaragua produced 82,337 ounces of gold, 9% (or 7,663 ounces) below the low end of its revised guidance range. During 2017, gold production at La Libertad was negatively impacted by permitting delays for new mining areas. However, significant progress has been made in advancing the mine permits. The Company received the San Juan mining permit in September 2017 and the San Diego mining permit in February 2018. As a result, mining has now commenced in both pits. For the Jabali Antenna Pit, the Company is expecting to receive its permit in time to start production from the pit in the third quarter of 2018. Jabali Antenna Underground remains under development with the planned ventilation raise now complete. Access ramp development has advanced approximately two months ahead of original schedule for 2018, as a result of an early start by the underground mining contractor. In the fourth quarter of 2017, La Libertad Mine produced 14,696 ounces of gold (Q4 2016 — 35,165 ounces).

La Libertad's cash operating costs and AISC for the year were $836 per ounce and $1,106 per ounce, respectively. Both were within their revised guidance ranges. On a total basis (versus per ounce) mining, processing and site general costs were all less than budget due to lower than budgeted mined tonnage, haul distance and reagent consumption, as well as aggressive cost management. In the fourth quarter of 2017, La Libertad's cash operating costs and AISC were $1,094 per ounce and $1,504 per ounce, respectively.

Capital expenditures totaled $23.8 million in 2017, consisting primarily of project development costs of $7.2 million, underground development costs of $5.8 million, La Esperanza tailings dam expansion of $4.8 million and land acquisitions of $3.1 million. Capital expenditures in the fourth quarter of 2017 totaled $5.7 million and included $2.9 million in project development costs related to the new San Juan and San Diego open pits and underground development costs of $2.1 million at Jabali Antenna Underground.

For 2018, La Libertad Mine is expected to produce between 115,000 and 120,000 ounces of gold at cash operating costs of between $745 and $790 per ounce and AISC of between $1,050 and $1,100 per ounce (see "2018 Production Outlook and Cost Guidance" section). La Libertad's production forecast assumes that production will start from the Jabali Antenna Pit in the third quarter of 2018 (dependent upon the successful completion of resettlement activities and receipt of the remaining mining permits). Current plans at La Libertad include mining and processing into 2020 with a combination of mineral reserves and mineral resources. The Company has a successful track record of converting its mineral resources to reserves, and exploration for additional mineral targets continues. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

El Limon Gold Mine — Nicaragua

For the full-year 2017, El Limon Mine in Nicaragua produced 42,776 ounces of gold, which was within its revised guidance range (of between 40,000 and 50,000 ounces). During 2017, El Limon's production was affected by water pumping issues which had reduced high-grade ore flow from Santa Pancha Underground. In the fourth quarter of 2017, mining operations at El Limon returned to budgeted (normal) production rates with the successful rehabilitation of the Santa Pancha 1 dewatering well. In the fourth quarter of 2017, El Limon Mine produced 15,082 ounces of gold (Q4 2016 — 10,007 ounces). The mining permit for the Mercedes Pit was recently received, and development of the pit has commenced.

El Limon's cash operating costs for the year were $954 per ounce (revised guidance was between $815 and $855 per ounce) and AISC were $1,469 per ounce (revised guidance was between $1,415 and $1,455 per ounce). In the fourth quarter of 2017, El Limon's cash operating costs and AISC were $778 per ounce and $1,231 per ounce, respectively.

Capital expenditures totaled $16.0 million in 2017, consisting mainly of underground development of $8.9 million, mining development/project costs of $3.5 million and mining equipment of $2.5 million. Capital expenditures in the fourth quarter of 2017 totaled $5.1 million which consisted mainly of underground development of $2.9 million and mining development/project costs of $1.2 million.

For 2018, El Limon is expected to produce between 55,000 and 60,000 ounces of gold at cash operating costs of between $700 and $750 per ounce and AISC of between $1,135 and $1,185 per ounce (see "2018 Production Outlook and Cost Guidance" section).

On February 23, 2018, the Company announced a positive initial open-pit Inferred Mineral Resource at the newly-discovered El Limon Central zone of 5,130,000 tonnes at a grade of 4.92 grams per tonne ("g/t") of gold containing 812,000 ounces of gold (100% basis) (see news release dated 2/23/18). This large, good grade, new zone has the potential to decrease El Limon's cash operating costs per ounce and AISC per ounce, and significantly increase its mine life. El Limon Central zone, at its closest location, is approximately 150 metres from El Limon mill facility, extending southeast and northwest, adjacent to existing plant and administrative infrastructure. Historical records indicate that parts of the Central zone had been mined underground in past decades. The Company's recent exploration work indicates that underground mining was much more limited than previously thought. The Company is currently conducting additional metallurgical testing on El Limon Central ore and a study to evaluate the potential to expand El Limon throughput to significantly increase annual gold production and reduce cash operating costs. The study results are expected by mid-2018.

2018 Production Outlook and Cost Guidance

In 2018, with the planned first full year of production from the Fekola Mine, consolidated gold production is forecast to be between 910,000 and 950,000 ounces. This represents an increase in annual consolidated gold production of approximately 300,000 ounces for B2Gold in 2018 from 2017. The Company's forecast consolidated cash operating costs are expected to remain low in 2018 and be between $505 and $550 per ounce, and AISC are expected to decrease by approximately 6% from 2017 and be between $780 and $830 per ounce, respectively.

The Fekola Mine is projected to be a large, low-cost producer. The resulting increase in production levels, combined with low costs, are expected to dramatically increase B2Gold's production, revenues, cash from operations and cash flow for many years, based on current assumptions (including a gold price assumption of $1,300 per ounce). On average over the next three years, beginning in 2018, the Company is projecting per annum gold sales revenues of approximately $1.2 billion, cash flow from operations of close to $0.5 billion and a significant increase in free cash flow (operating cash flows less investing cash flows).

Mine-by-mine 2018 ranges for forecast gold production, cash operating costs per ounce and AISC per ounce are as follows:

Mine	2018 Forecast Gold Production (ounces) (1)	2018 Forecast Cash Operating Costs ($ per ounce)	2018 Forecast AISC ($ per ounce)
Fekola	400,000 - 410,000	$345 - $390	$575 - $625
Masbate	180,000 - 190,000	$675 - $720	$875 - $925
Otjikoto	160,000 - 170,000	$480 - $525	$700 - $750
La Libertad	115,000 - 120,000	$745 - $790	$1,050 - $1,100
El Limon	55,000 - 60,000	$700 - $750	$1,135 - $1,185

B2Gold Consolidated	910,000 - 950,000	$505 - $550	$780 - $830

(1)	B2Gold's production guidance is presented on a 100% basis.

B2Gold has a 2018 exploration budget of approximately $52.4 million. West Africa and Nicaragua will be the primary areas of focus in 2018.

Positive drill results from the Company's 2017 exploration program at the Fekola area indicated that the main Fekola deposit, with additional drilling, could extend significantly to the north (see news release dated 11/9/2017). In addition, drilling below the extensive saprolite resource at the Anaconda, Adder and Mamba zones has discovered three, well-mineralized bedrock (sulphide) zones, indicating the potential for large, Fekola-style mineralized zones. Exploration results from the 2018 drill program at the Fekola area are expected by mid-year 2018.

On February 22, 2018, the Company also announced a positive Initial Inferred Mineral Resource at the Toega Project of 17,530,000 tonnes at a grade of 2.01 g/t of gold containing 1,130,000 ounces of gold which has the potential to be an open-pittable deposit (see news release dated 2/22/18). The Toega mineralized zone now extends 1,200 metres along strike and is 430 metres wide and up to 400 metres deep. The Toega mineralized zone remains open along strike to the north-northeast and down-dip. Recent drilling has intersected good grade in a potential new mineralized zone. Drilling is ongoing to infill and determine the ultimate size of the Toega zone, and to further test the new mineralized zone. Exploration results from the 2018 drill program for Toega are expected in the latter part of 2018.

Outlook and Strategy

2017 was an important and transformative year for B2Gold. The Company delivered another record year of profitable gold production, beating production and cost projections. From its five mines, B2Gold produced 630,565 ounces of gold with cash operating costs of $542 per ounce of gold and AISC of $860 per ounce of gold (including Fekola's pre-commercial production results), and completed construction, with our in-house construction team, of the low-cost, flagship Fekola Mine, in Mali, in late September, three months ahead of schedule and on budget.

In addition to the Fekola construction success in 2017, the Company's Masbate Mine in the Philippines and Otjikoto Mine in Namibia had record, or near-record, gold production years with higher than budgeted gold production and lower cash operating costs and AISC per ounce.

While the Company's El Limon and La Libertad mines struggled in 2017, B2Gold and the Nicaragua management team have, as planned at El Limon, made operational improvements and accessed open-pit ore that has resulted in production returning to more normal levels. The significant discovery of the large, high-grade, open-pit Inferred Mineral Resource at El Limon Central has the potential to increase its mine life and annual production, as well as lower its production costs.

At La Libertad, gold production and costs are expected to improve now that the Company has received mining permits for and commenced mining new open-pit deposits. Based on the anticipated receipt of additional mining permits in 2018, the Company expects gold production and costs to continue to improve. In addition, exploration continues at a number of open-pit targets at La Libertad.

The Fekola construction success was followed by an impressive production ramp-up in the fourth quarter of 2017 which resulted in B2Gold declaring the commencement of commercial production on November 30, 2017. Based on the typical ramp-up of a new mine and plant facility, the Company had projected gold production from Fekola, in the fourth quarter of 2017, of between 45,000 to 55,000 ounces of gold (approximately 50% of projected full quarterly gold production in 2018).

The Fekola Mine produced almost 112,000 ounces of gold in the ramp-up period based on higher than projected gold grades, better recoveries and the rapid ramp-up of mill tonnage throughput. This success was largely due to the performance of the experienced B2Gold in-house technical teams, including geology, mine construction, mill commissioning and mining. Due to this success, the Fekola Mine delivered cash operating costs and AISC for the fourth quarter of 2017 of $277 and $419 per ounce of gold, respectively, approximately 50% below budget.

In 2018, the Fekola Mine is projected to produce between 400,000 and 410,000 ounces of gold, with cash operating costs and AISC ranges of approximately $345 to $390 per ounce and $575 to $625 per ounce, respectively.

Based on current projections, inclusion of a full year's production from the Fekola Mine will increase B2Gold's consolidated gold production by 300,000 ounces to between 910,000 and 950,000 ounces of consolidated gold production in 2018, with projected AISC of between $780 to $830 per ounce. Based on a $1,300 gold price, and other current assumptions, the Company expects cash from mining operations to increase from approximately $155 million in 2017 to an average of close to $0.5 billion per year over the next three years, including 2018.

The Fekola Mine success is the latest in a series of accretive acquisitions, construction and exploration successes that have resulted in a steady rise in profitable production over the last 11 years, from 2007, when B2Gold was created as a junior exploration company with no gold production, to the projected 2018 production of between 910,000 to 950,000 ounces gold from the Company's five gold mines.

This remarkable growth has been driven by: the Company's disciplined approach to acquisitions, based on detailed due diligence by B2Gold's internationally experienced, technical, legal and financial teams; the outstanding performance of our in-house construction team that built the Company's La Libertad Mine and mill in Nicaragua, the Otjikoto Mine and mill in Namibia and, most recently, the Fekola Mine and mill in Mali; B2Gold's highly-experienced exploration team that has realized significant exploration success at the Company's mine properties; and our remarkable dedicated country and mine management teams and their dedicated employees, who are supported and empowered by our corporate executive and management teams.

This dramatic growth and the Company's historic and ongoing commitment to international acquisitions and exploration has resulted in the Company generating numerous exciting growth opportunities from existing assets.

Looking Forward

In 2018, B2Gold plans to: continue to optimize production from its existing gold mines; strive to maintain its outstanding health and safety records; continue commitment to Corporate Social Responsibility; remain in a strong financial position while reducing debt levels; and pursue further growth through the exploration and development of our impressive pipeline of existing properties and new exploration initiatives.

Between late 2011 and late 2014, the Company completed two accretive acquisitions by issuing shares in friendly takeovers to the shareholders of Auryx Gold and Papillon Resources, the owners of the Otjikoto Project in Namibia and the Fekola Project in Mali, respectively. At the time of the transactions, and during the successful construction of these mines, growth in the gold mining sector had fallen largely out of favor with many investors and, therefore, many gold mining companies. B2Gold remained committed to its successful, long-term strategy of growth through accretive acquisitions and exploration, irrespective of both the gold price and short-term market trends.

Due to the unpopularity of growth with so many gold sector investors, there was little or no competition to acquire these accretive development projects.

With some investors, and therefore gold mining companies' renewed interest in growth, B2Gold believes that competition for the acquisition of development assets has returned and will likely continue to increase. Given this new competitive environment and our successful strategy of contrarian opportunistic acquisitions that have been successfully developed, B2Gold's current strategy does not include pursuing growth through significant mergers or acquisitions of development-stage companies or projects. Instead, B2Gold intends to focus on organic growth, unlocking potential value through the possible expansion of B2Gold's existing mines, development of opportunities at current projects and further brownfields and grassroots exploration around the mines and existing properties. In addition, B2Gold will continue to acquire and explore exploration opportunities directly and consider potential growth through joint-ventures and investments in junior companies with high-quality exploration projects.

As part of this strategy to pursue organic growth, the Company has budgeted a total of $53 million for exploration in 2018. Brownfields exploration will make up approximately 80% of this budget, focusing on drilling campaigns on existing projects.

In Mali, a total of $15 million is budgeted for Fekola exploration, with half of the budget dedicated to the Fekola North extension drilling, which is ongoing with four drill rigs, following up on the positive drill results for 2017 with infill drilling and to test the ultimate size potential of the Fekola deposit. The second half of the budget is planned for ongoing exploration drilling of the Anaconda zones where four drill rigs are following up with further drilling on the four, good gold-grade bedrock zones discovered in 2017 and to test additional targets.

In addition, the Company's Nicaragua exploration team will continue drilling to infill and determine the ultimate size of the recently-announced El Limon Central large, good-grade, open-pit Inferred Mineral Resource, located near El Limon mill, and test other targets on the property. At La Libertad Mine, also in Nicaragua, exploration work, including drilling, is ongoing on a number of near-surface and underground targets on the large property.

In Burkina Faso, B2Gold's exploration team will continue drilling on a significant new discovery, called the Toega zone, where an impressive, initial, good-grade, open-pit Inferred Mineral Resource was recently completed and announced. Drilling in 2018 will focus on determining the ultimate size of the main Toega zone, which is open to depth, in good gold grade material, and test what the potential is for additional mineralized zones parallel to the Toega zone.

In conclusion, 2018 will be another transformative, record-setting year of low-cost gold production for B2Gold as the newest senior gold producer. With the Company's projected dramatic increase in gold production and cash from operations in 2018, and commitment to the pursuit of continued growth through the exploration and development of the Company's existing pipeline of assets, B2Gold is looking forward to a successful 2018.

Qualified Persons

Peter D. Montano, P.E., the Project Director of B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

Tom Garagan, Senior Vice President of Exploration of B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this news release.

John Rajala, Vice President of Metallurgy of B2Gold, a qualified person under NI 43-101, has approved El Limon development information contained in this news release.

Fourth Quarter and Year-End 2017 Financial Results — Conference Call Details

B2Gold will release its fourth quarter and year-end 2017 results before the North American markets open on Thursday, March 15, 2018.

B2Gold executives will host a conference call to discuss the results on Thursday, March 15, 2018, at 10:00 am PDT / 1:00 pm EDT. You may access the call by dialing the operator at +1 647-788-4965 (local or international) or toll free at +1 877-291-4570 prior to the scheduled start time or you may listen to the call via webcast by clicking http://www.investorcalendar.com/event/23943. A playback version of the call will be available for two weeks after the call at +1 416-621-4642 (local or international) or toll free at +1 800-585-8367 (passcode 7278809).

ON BEHALF OF B2GOLD CORP.

"Clive T. Johnson"
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean
Vice President, Investor Relations
604-681-8371
imaclean@b2gold.com

Katie Bromley
Manager, Investor Relations & Public Relations
604-681-8371
kbromley@b2gold.com

The Toronto Stock Exchange and the NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and the Company’s guidance presented in this news release reflect total production at the mines the Company operates on a 100% basis.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections, guidance, forecasts, estimates and other statements regarding future financial and operational performance, events, production, mine life, revenue, cash flows, costs, including projected cash operating costs and AISC and expected decrease of forecast consolidated cash operating costs and AISC in 2018, capital expenditures, budgets, ore grades, sources and types of ore, stripping ratios, throughput, ore processing, cash flows and growth; production estimates and guidance, including the Company’s projected increase of gold production to between 910,000 and 950,000 ounces in 2018, reflecting production growth of approximately 300,000 ounces from 2017; project-specific projections of gold production and costs; the increased production and low costs increasing the Company’s production, revenues, cash from operations and cash flow for many years; and statements regarding anticipated exploration, drilling, development, construction, production, permitting and other activities and achievements of the Company, including but not limited to: expected grades and sources of ore to be processed in 2018; the anticipated repayment of the convertible notes maturing on October 1, 2018; having sufficient liquidity from 2018 operating cash flows and existing credit facilities to repay the notes in full; the expected repayment of equipment loans and delivery of ounces under the Prepaid Sales Arrangements; the Fekola Mine being a low cost producer; the incurrence of costs for, and timing of, the Fadougou village relocation; the estimates, assumptions and forecasts included in the Fekola Mine’s new LoM plan; negotiations with the State of Mali and the potential outcomes thereof, including the ratification by the Mali National Assembly of the Shareholders Agreement and the final ownership of Fekola SA; further drilling at Fekola extending the main Fekola deposit to the north and having the potential for large, Fekola-style mineralized zones; the potential to identify additional Fekola-type structures in the underlying sulphide zones; the potential to extend the LoM at La Libertad for up to an additional 2 years; the Jabali Underground zone producing ore in the latter part of 2018; El Limon Central zone potentially decreasing El Limon’s cash operating costs and AISC per ounce, increasing mine life and potentially expanding El Limon mill to a higher throughput, doubling annual gold production; timing of further drill testing at El Limon; the ongoing drilling program as part of a feasibility study which will confirm resources and grades, the optimum grind size, capital costs and final project economics; the potential production of gold and silver ounces through reprocessing of old tailings of El Limon, based on the results of an initial study completed in 2017; the completion of an engineering study, including an expansion study for the Limon mill, to determine potential accelerated development of El Limon Central zone and bringing it into the mine plan as early as 2019; West Africa and Nicaragua being the primary areas of focus in 2018; the timing of expansion of the Masbate processing plant to 8 million tonnes per year, and the resulting expected annual production at Masbate of near 200,000 ounces per year during the mining phase and above 100,000 ounces per year when low grade stockpiles are processed; evaluations for Toega and the potential to be an open-pittable deposit; Toega having the potential to grow and achieve the kind of scale of resource that might meet the Company’s guideline criteria and the potential to enhance resources and increase production at existing operations as well as greenfield targets. Estimates of mineral resources and reserves are also forward-looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks and assumptions associated with the volatility of metal prices and our common shares; risks and dangers inherent in exploration, development and mining activities; uncertainty of reserve and resource estimates; risk of not achieving production, cost or other estimates; risk that actual production, development plans and costs differ materially from the estimates in our feasibility studies; risks related to hedging activities and ore purchase commitments; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; uncertainty about the outcome of negotiations with the Government of Mali; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; ability to successfully integrate new acquisitions; fluctuations in exchange rates; availability of financing; risks relating to financing and debt; risks related to operations in foreign and developing countries and compliance with foreign laws; risks related to remote operations and the availability of adequate infrastructure, fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks including instability or acts of terrorism; risks related to reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; dependence on key personnel and ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; changes in tax laws; community support for our operations including risks related to strikes and the halting of such operations from time to time; risks related to failures of information systems or information security threats; ability to maintain adequate internal control over financial reporting as required by law; risks relating to compliance with anti-corruption laws; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form, the Company’s current Form 40-F Annual Report and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively (the “Websites”). The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company’s forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. The Company’s forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to the Company's ability to carry on current and future operations, including development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions and other assumptions and factors generally associated with the mining industry. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including “cash operating costs” and “all-in sustaining costs” (or “AISC”). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold’s consolidated financial statements. Readers should refer to B2Gold’s management discussion and analysis, available on the Websites, under the heading “Non-IFRS Measures” for a more detailed discussion of how B2Gold calculates certain such measures and reconciliation of certain measures to IFRS terms.

Cautionary Note to United States Investors

The disclosure in this news release and in the documents described in this news release regarding mineral properties was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differs significantly from the requirements of the SEC set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with U.S. standards.

The Company has prepared its public disclosures in accordance with Canadian securities laws, which differ in certain respects from U.S. securities laws. In particular, this news release may refer to “mineral resources”, “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources”. While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by the SEC and are not normally permitted to be disclosed in SEC filings by U.S. companies. U.S. investors are cautioned not to assume that any part of a “mineral resource”, “measured mineral resource”, “indicated mineral resource” or “inferred mineral resource” will ever be converted into a “reserve.” In addition, “reserves” reported by the Company under Canadian standards may not qualify as reserves under SEC standards. Under SEC standards, mineralization may not be classified as a “reserve” unless the mineralization can be economically and legally extracted or produced at the time the “reserve” determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, information contained or referenced in this news release containing descriptions of the Company’s mineral deposits may not be compatible to similar information made public by U.S. companies subject to the reporting and disclosure requirements of U.S. federal securities laws, rules and regulations.

“Inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	For the three	For the three	For the twelve	For the twelve
	months ended	months ended	months ended	months ended
	Dec. 31, 2017	Dec. 31, 2016	Dec. 31, 2017	Dec. 31, 2016

Gold revenue	$173,990	$181,189	$638,677	$683,293

Cost of sales
Production costs	(81,772)	(77,668)	(302,394)	(275,400)
Depreciation and depletion	(41,523)	(54,839)	(160,469)	(172,324)
Royalties and production taxes	(7,576)	(6,232)	(25,530)	(25,493)
Total cost of sales	(130,871)	(138,739)	(488,393)	(473,217)

Gross profit	43,119	42,450	150,284	210,076

General and administrative	(18,384)	(17,119)	(43,613)	(40,918)
Share-based payments	(4,875)	(2,216)	(18,127)	(13,651)
Gain on sale of Lynn Lake royalty	—	—	6,593	—
Write-down of mineral property interests	(665)	—	(4,150)	(5,068)
Loss on sale of mineral properties	—	(1,338)	—	(9,886)
Provision for non-recoverable input taxes	(840)	(1,259)	(2,180)	(2,767)
Foreign exchange gains (losses)	1,868	(847)	(1,012)	(2,737)
Other	398	(4,493)	(1,145)	(8,791)
Operating income	20,621	15,178	86,650	126,258

Unrealized (loss) gain on fair value of convertible notes	(7,212)	5,927	(11,144)	(46,742)
Community relations	(1,183)	(2,529)	(5,512)	(5,051)
Interest and financing expense	(5,495)	(1,959)	(12,906)	(10,184)
Realized loss on derivative instruments	(680)	(1,451)	(3,364)	(13,962)
Unrealized gain on derivative instruments	9,700	20,265	9,684	22,697
Write-down of long-term investments	—	(2,671)	(1,613)	(2,856)
Other	8,522	(222)	7,101	(1,630)
Income before taxes	24,273	32,538	68,896	68,530

Current income tax, withholding and other taxes	(13,267)	(10,065)	(27,500)	(25,064)
Deferred income tax recovery (expense)	23,460	(14,396)	20,170	(4,866)
Net income for the period	$34,466	$8,077	$61,566	$38,600

Attributable to:
Shareholders of the Company	$29,879	$6,221	$56,852	$39,131
Non-controlling interests	4,587	1,856	4,714	(531)
Net income for the period	$34,466	$8,077	$61,566	$38,600

Earnings per share (attributable to shareholders of the Company)
Basic	$0.03	$0.01	$0.06	$0.04
Diluted	$0.03	$0.00	$0.06	$0.04
Weighted average number of common shares outstanding (in thousands)
Basic	979,691	960,976	976,366	941,737
Diluted	993,848	1,044,461	991,413	955,145

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	For the three	For the three	For the twelve	For the twelve
	months ended	months ended	months ended	months ended
	Dec. 31, 2017	Dec. 31, 2016	Dec. 31, 2017	Dec. 31, 2016
Operating activities
Net income for the year	$34,466	$8,077	$61,566	$38,600
Mine restoration provisions settled	(65)	(31)	(320)	(153)
Non-cash charges	8,440	55,390	109,818	245,434
Changes in non-cash working capital	(16,867)	12,612	(39,681)	2,011
Proceeds from prepaid sales	—	—	30,000	120,000
Changes in long-term value added tax receivables	(368)	6,290	(6,383)	5,919
Cash provided by operating activities	25,606	82,338	155,000	411,811

Financing activities
Revolving credit facility, drawdowns net of transaction costs	25,000	50,000	145,341	100,000
Repayment of revolving credit facility	—	—	—	(125,000)
Fekola equipment loan facility, drawdowns net of transaction costs	16,893	—	54,025	—
Repayment of Fekola equipment loan facility	(4,651)	—	(6,648)	—
Otjikoto equipment loan facility, drawdowns net of transaction	—	—	6,085	11,043
Repayment of Otjikoto equipment loan facility	(2,580)	(4,537)	(9,697)	(8,360)
Masbate equipment loan facility, drawdowns net of transaction	—	—	8,114	—
Repayment of Masbate equipment loan facility	(437)	—	(437)	—
Repayment of Nicaraguan equipment loans	(421)	(428)	(1,556)	(1,783)
Common shares issued for cash on exercise of stock options	1,435	2,729	26,503	39,758
Common shares issued under At-The-Market offering, net of issuance costs	—	19,504	—	44,467
Interest and commitment fees paid	(9,590)	(6,235)	(20,623)	(18,336)
Restricted cash movement	(1,137)	53	(8,085)	(1,319)
Cash provided by financing activities	24,512	61,086	193,022	40,470

Investing activities
Expenditures on mining interests:
Fekola Mine, construction capital	(14,286)	(80,120)	(222,395)	(241,739)
Fekola Mine, sales proceeds net of pre-production costs	73,387	—	73,387	—
Fekola Mine, development and sustaining capital	(4,423)	—	(4,423)	—
Otjikoto Mine, development and sustaining capital	(5,084)	(5,392)	(41,172)	(39,241)
Masbate Mine, development and sustaining capital	(16,107)	(9,631)	(52,587)	(31,892)
Libertad Mine, development and sustaining capital	(5,669)	(4,556)	(23,806)	(18,543)
Limon Mine, development and sustaining capital	(5,072)	(2,460)	(16,048)	(7,749)
Gramalote Project, prefeasibility and exploration	(3,275)	(6,978)	(11,967)	(11,784)
Other exploration and development	(13,058)	(13,664)	(53,673)	(37,036)
Purchase of non-controlling interest	(1,500)	—	(1,500)	(6,000)
Cash proceeds from sale of Lynn Lake royalty, net of transaction costs	—	—	6,593	—
Other	949	1,330	748	2,137
Cash used by investing activities	5,862	(121,471)	(346,843)	(391,847)

Increase in cash and cash equivalents	55,980	21,953	1,179	60,434

Effect of exchange rate changes on cash and cash equivalents	1,779	(1,040)	1,618	(906)
Cash and cash equivalents, beginning of period	89,709	123,758	144,671	85,143
Cash and cash equivalents, end of period	$147,468	$144,671	$147,468	$144,671

B2GOLD CORP.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)

	As at	As at
	December 31,	December 31,
	2017	2016
Assets
Current
Cash and cash equivalents	$147,468	$144,671
Accounts receivable, prepaids and other	20,603	10,723
Value-added and other tax receivables	21,335	16,984
Inventories	206,445	104,691
	395,851	277,069
Long-term investments	9,744	10,028
Value-added tax receivables	22,318	18,024
Mining interests
- Owned by subsidiaries	2,124,133	1,950,356
- Investments in joint ventures	65,830	53,724
Other assets	39,848	26,934
Deferred income taxes	27,433	—
	$2,685,157	$2,336,135
Liabilities
Current
Accounts payable and accrued liabilities	$95,092	$78,037
Current income and other taxes payable	26,448	16,865
Current portion of derivative instruments at fair value	4,952	3,466
Current portion of long-term debt	302,630	13,935
Current portion of prepaid sales	60,000	57,450
Current portion of mine restoration provisions	1,819	—
Other current liabilities	3,603	6,288
	494,544	176,041
Derivative instruments at fair value	—	6,439
Long-term debt	399,551	472,845
Prepaid sales	30,000	62,550
Mine restoration provisions	96,627	81,162
Deferred income taxes	81,518	74,072
Employee benefits obligation	14,708	7,860
Other long-term liabilities	1,816	602
	1,118,764	881,571
Equity
Shareholders’ equity
Share capital
Issued: 980,932,908 common shares (Dec 31, 2016 – 964,892,433)	2,197,267	2,151,993
Contributed surplus	60,039	56,191
Accumulated other comprehensive loss	(94,294)	(95,435)
Deficit	(610,908)	(667,760)
	1,552,104	1,444,989
Non-controlling interests	14,289	9,575
	1,566,393	1,454,564
	$2,685,157	$2,336,135